Exhibit 99.1

Edge Resources Inc.

Interim Financial Statements
For the three and nine month periods ended
December 31, 2010

EDGE RESOURCES INC.

Unaudited Interim Financial Statements

Responsibility for Financial Statements

The accompanying interim financial statements for Edge Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the annual March 31, 2010 audited financial statements. Only changes in accounting information have been disclosed in these interim financial statements. These interim statements are presented on the accrual basis of accounting. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the interim financial statements, management is satisfied that these interim financial statements have been fairly presented.

Notice of No Auditor Review

The auditor of Edge Resources Inc. has not performed a review of the unaudited interim financial statements for the three and nine month periods ended December 31, 2010 and 2009.

“Ted Konyi”	“Chris Cooper"
Ted Konyi, Director	Chris Cooper, Director

Edge Resources Inc.
Interim Balance Sheet
(Unaudited - See Notice to Reader)

	December 31, 2010 (Unaudited)	March 31, 2010 (Audited)
Assets
Current Assets
Cash and cash equivalents	$392,529	$253,158
Accounts receivable	1,154,569	391,966
Prepaid expenses	82,192	55,222
	1,629,290	700,346

Property and equipment (note 3)	6,336,757	2,7 83,808
	$7,966,047	$3,484,154
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$2,895,280	$276,251
Notes payable (note 4)	1,500,000	-
Current portion of deferred lease inducement (note 7a)	1,388	-
	4,396,668	276,251
Long Term Liabilities
Long term portion of deferred lease inducement (note 7a)	2,775	-
Asset retirement obligation (note 5)	80,734	45,869
	4,480,177	322,120
Shareholders' Equity
Share capital (note 6b)	15,652,752	14,682,308
Warrants (note 6e)	310,003	349,907
Contributed surplus (note 6f)	717,207	553,089
Deficit	(13,194,092)	(12,423,270)
	3,485,870	3,1 62,034
	$7,966,047	$3,484,154

Nature of Operations and Going Concern Assumption (Note 1)
Commitments (Note 7)

Approved on behalf of the Board:

"Ted Konyi"
Ted Konyi

"Chris Cooper”
Chris Cooper

Edge Resources Inc.
Interim Statements of Loss, Comprehensive Loss and Deficit
(Unaudited - See Notice to Reader)

	Three months ended December 31		Nine months ended December 31
	2010	2009	2010	2009
Revenue
Petroleum and natural gas sales	$41,048	$-	$215,661	$-
Less: Royalties	(9,423)	-	(48,712)	-
		-	166,949
	31,625			-
Expenses
Operating fees	17,160	-	78,053	-
Consulting and professional fees	119,429	61,852	384,633	291,740
General and administration	80,335	116,718	223,427	357,278
Depletion, depreciation and accretion	23,540	1,122	105,883	2,244
Stock-based compensation	(892)	112,555	147,755	405,287
	239,572	292,247	939,751	1,056,549

Loss before other income	$(207,947)	$(292,247)	$(772,802)	$(1,056,549)
		-	1980
Interest income	806			-

Net and comprehensive
loss for the period	$(207,141)	$(292,247)	$(770,822)	$(1,056,549)
Deficit, beginning of period	(12,986,951)	(11,810,079)	(12,423,270)	(11,045,777)
Deficit, end of period	(13,194,092)	$(12,102,326)	$(13,194,092)	$(12,102,326)

Loss per share - basic and diluted	$(0.00)	$(0.01)	$(0.02)	$(0.03)

Weighted average number of common
shares outstanding
Basic	43,718,156	32,029,436	43,576,124	32,029,436
Diluted	43,718,156	32,029,436	43,576,124	32,029,436

The accompanying notes are an integral part of these financial statements.

Edge Resources Inc.
Interim Statement of Cash Flows
(Unaudited - See Notice to Reader)

	Three months ended December 31		Nine months ended December 31
	2010	2009	2010	2009
Operating Activities
Net and comprehensive loss	$(207,141)	$(292,247)	$(770,822)	$(1,056,549)
Items not affecting cash
Deferred lease inducement	(694)	-	4,163	-
Stock-based compensation	(892)	112,555	147,755	405,287
Depletion, depreciation and accretion	23,540	1,122	105,883	2,244
	(185,187)	(178,570)	(513,021)	(649,018)
Net changes in non-cash operating
working capital	(408,532)	(533,783)	(246,399)	(247,178)
Cash flow used in operating activities	(593,719)	(712,353)	(759,420)	(896,196)
Investing Activities
Expenditures on property and equipment	(3,625,720)	-	4,511,413	(1,607,502)
Disposals of property and equipment	345,000		895,000
Deferred development, exploration, drilling costs	-	(186,775)		(783,477)
Purchase of other assets	(1,768)	-	(7,554)	(13,352)
Net changes in non-cash investing working
capital items	2,893,049	-	2,532,410
	(389,439)	(186,775)	(1,091,557)	(2,404,331)
Financing Activities
Issuance of share capital	829,101	560,000	998,949	3,605,750
Share issue Costs (note 6b)	(52,045)	(39,200)	(52,045)	(190,802)
Increases in notes payable (note 4)	-	-	1,500,000	-
Repayments of loans payable	-	-	-	(80,000)
Net changes in non-cash financing working
capital items	(456,556)	-	(456,556)	-
	320,500	520,800	1,990,348	3,334,948
Change in cash and cash equivalents	(662,658)	(378,328)	139,371	34,421
Cash and cash equivalents,
beginning of period	1,055,187	507,571	253,158	94,822
Cash and cash equivalents,
end of period	$392,529	$129,243	$392,529	$129,243

Supplementary information:
Share-based share issue costs included in Share
Capital	$(17,191)	$-	$(17,191)	$(92,502)

Edge Resources Inc.
Notes to the Interim Financial Statements
December 31, 2010
(Unaudited – See Notice to Reader)

1. BASIS OF PRESENTATION

Edge Resources Inc. (the “Company”) (formerly Guildhall Minerals Ltd.) was incorporated under the laws of the Province of British Columbia on September 13, 1968 and continued under the laws of Alberta in August 2009. The shares of the Company graduated to the TSX Venture Tier 2 on May 27, 2009. The Company is engaged in the exploration for and the production of oil natural gas in Western Canada.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. During the nine month period ended December 31, 2010, the Company incurred a net loss of approximately $770,000 and a cash outflow from operations of approximately $760,000. The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable results on an ongoing basis, and the raising of funds from new debt or equity issues to provide it with sufficient resources to fund its operations, commitments (see note 7) and exploration and development activities. Although management’s efforts to raise capital have been successful in the past, there is no certainty that they will be able to do so in the future. If the Company is unsuccessful in raising additional capital, the Company may have to sell or farm out certain properties. If the Company cannot sell or farm out certain properties, it will be unable to participate with joint venture partners and may forfeit rights to some of its properties.

The interim financial statements of Company have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods in computation as the financial statements for the fiscal year ended March 31, 2010. The financial statements should be read in conjunction with the financial statements and notes thereto and the Company’s Management Discussion and Analysis report for the year ended March 31, 2010.

2. CAPITAL MANAGEMENT

The Company’s objective with the management of its capital is to allow it to maintain investor, creditor and market confidence and to sustain future development of the business. The Company seeks to maintain a balance between the level of debt and shareholders’ equity to ensure access to capital to fund growth and working capital given the cyclical nature of the oil and gas sector. The capital structure consists of shareholders’ equity comprised of share capital, share purchase warrants, contributed surplus and deficit which totaled $3,485,870 at December 31, 2010 (March 31, 2010 - $3,162,034). Management monitors its available cash and compares the amount to the short term and long term capital requirements. Management then determines the best course of action for the Company and makes adjustments to the capital structure. As at the balance sheet date the Company has no credit facilities in place, no bank indebtedness or long-term debt. The Company does have certain notes payable as described in note 4, however it does not have any externally imposed capital requirements with respect to the loans.

Edge Resources Inc.
Notes to the Interim Financial Statements
December 31, 2010
(Unaudited – See Notice to Reader)

3. PROPERTY AND EQUIPMENT

	Cost	Accumulated depletion and depreciation	Net book value
December 31, 2010
Petroleum and natural gas properties and equipment	$6,416,007	$98,979	$6,317,028
Office furniture and equipment	27,228	7,499	19,729
	$6,443,235	$106,478	$6,336,757

March 31, 2010
Petroleum and natural gas properties and equipment	$2,767,413	$-	$2,767,413
Office furniture and equipment	19,674	3,279	16,395
	$2,787,087	$3,279	$2,783,808

For the nine month period ended December 31, 2010, the Company has sold an 8.95% working interest in seven sections for total consideration of $895,000. The proceeds are credited against petroleum and natural gas properties as the resulting change in depletion rate was less than 20%.

For the nine month period ended December 31, 2010, general and administrative and consulting expenses totalling $323,723 (2009 - $334,867) were capitalized and included in the cost of petroleum and natural gas properties.

As at December 31, 2010 costs totaling $5,344,008 (March 31, 2010 – $2,783,808) that were incurred on unproved properties have been excluded from costs subject to depletion.

In calculating the depletion for the nine months ended December 31, 2010, $5,118,404 (2009 - $nil) in future development costs was included in cost subject to depletion.

4. NOTES PAYABLE

In September 2010, the Company entered into two loan agreements for a total of $1.5 million. The loans each bear interest at 12% per annum and are repayable in January 2011. The subordinated loans are secured against the assets of the Company and there is no penalty for pre-payment. Subsequent to the balance sheet date, these loans were extended and are now due in June 2011. The consolidated loan is secured with a second charge against the assets of the Company.

5. ASSET RETIREMENT OBLIGIATION

	Nine months ended December 31, 2010	Year ended March 31, 2010

Asset retirement obligation, beginning of year	$45,869	$-
Liabilities incurred	32,182	42,471
Accretion expense	2,683	3,398
Asset retirement obligation, end of year	$80,734	$45,869

Edge Resources Inc.
Notes to the Interim Financial Statements
December 31, 2010
(Unaudited – See Notice to Reader)

6. SHARE CAPITAL

a) Authorized capital

• Unlimited number of voting common shares without par value
• Unlimited number of preferred shares issuable in series

b) Outstanding

The issued and outstanding common shares are as follows:

	Nine months ended December 31, 2010		Year ended March 31, 2010
	# of Shares	Amount	# of Shares	Amount
Balance, beginning of period	43,111,811	$14,682,308	24,643,012	$11,007,218
Shares issued for cash	3,697,005	829,101	18,249,909	4,215,800
Share issue costs	-	(52,045)	-	(190,803)
Share issue costs paid in stock	-	-	218,890	-
Share issue costs paid in warrants	-	(17,191)	-	(72,050)
Fair value of warrants in units issued	-	-		(277,857)
Exercise of warrants	566,160	169,849	-	-
Fair value related to exercised warrants	-	40,730	-	-
Balance, end of period	47,374,976	$15,652,752	43,111,811	$14,682,308

On December 30, 2010 the Company closed a private placement consisting of 3,500,005 common shares of the Company at a price of $0.22 per share and 197,000 flow through shares at a price of $0.30 per share for gross aggregate proceeds of $829,101. The Company paid $52,044 in issue costs as well as 258,790 finders warrants as share issue costs. The warrants are exercisable into one common share each at a price of $0.30 for a period of one year. $17,191 representing the fair value of the warrants were calculated using the Black-Scholes option pricing model, are included in share issue costs with a corresponding amount credited to warrants on the balance sheet.

In May 2010, 566,160 finders’ warrants were exercised at $0.30 per warrant for gross proceeds of $169,848. 96,250 finders’ warrants expired unexercised.

On October 14, 2009, the Company completed a non-brokered private placement of 2,000,000 common shares at $0.28 per share for gross proceeds of $560,000. The Company paid cash commissions of $39,200 to the finders for the introduction of the subscribers. In addition, the Company issued to the finders 140,000 warrants to acquire that number of common shares from the Company at a price of $0.28 per share for a 12 month period from the closing date of the transaction. The net proceeds were used for general working capital purposes.

In May 2009, the Company completed a private placement of 12,182,912 common shares at a price of $0.25 per share, for gross proceeds of $3,045,750. The Company paid a cash commission to certain finders equal to 7% of the gross proceeds of the private placement which totaled $151,603 as well as issuing 662,410 finders warrants. Each warrant entitled the holder to purchase one common share of the Company at a price of $0.30 per common share for a period of 12 months following the closing on the transaction. The fair value of the warrants, totaling $47,655, was recorded as share issue costs.

Edge Resources Inc.
Notes to the Interim Financial Statements
December 31, 2010
(Unaudited – See Notice to Reader)

6. SHARE CAPITAL (continued)

c) Stock options

The Company’s stock option plan limits the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10) percent of the Company’s issued and outstanding common shares from time to time. Under the plan, the number of shares for any one (1) individual may not exceed 5% of the issued and outstanding shares. The stock options vest at the discretion of the Board of Directors.

The number of options, with weighted average exercise prices is summarized below.

	Nine months ended December 31, 2010		Year ended March 31, 2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	3,500,000	$0.30	-	$-
Granted	300,000	0.32	3,900,000	0.30
Cancelled	(187,500)	0.30	(300,000)	0.30
Expired	(562,500)	-	(100,000)	0.30
Balance, end of period	3,050,000	$0.30	3,500,000	$0.30
Exercisable, end of period	2,575,000	$0.30	1,650,000	$0.30

The following table summarizes information about the stock options outstanding at December 31, 2010.

Number of common shares under option	Exercise price per common share	Expiry date
100,000	$0.35	April, 2012
1,650,000	$0.30	June, 2014
200,000	$0.31	July, 2014
500,000	$0.31	September, 2014
400,000	$0.30	March, 2015
200,000	$0.30	May, 2015
3,050,000

The weighted average remaining contractual life of the options is 3.58 years.

See note 11 ‘Subsequent Events’ for additional information.

Edge Resources Inc.
Notes to the Interim Financial Statements
December 31, 2010
(Unaudited – See Notice to Reader)

6. SHARE CAPITAL (continued)

d) Stock-based compensation

In the nine month period ended December 31, 2010 the Company has recorded $181,362 (2009 – $405,287) in compensation expense and a corresponding amount was credited to contributed surplus. In addition, the company cancelled unvested options resulting in a reversal of stock compensation expense in the amount of $33,607 (2009 - $nil). The fair value of stock options is estimated using a Black Scholes option pricing model with the following weighted average assumptions:

	Nine months ended December 31, 2010	Year ended March 31, 2010
Risk free interest rate	3.0%	2.6%
Expected dividend rate	0%	0%
Expected stock price volatility	62%	70%
Expected life (years)	4 years	5 years
Weighted-average grant-date fair value per share of options granted	0.18	0.18

e) Warrants

	Nine months ended December 31, 2010		Year ended March 31, 2010
	Number	Fair value amount	Number	Fair value amount
Balance, beginning of period	5,088,297	$349,907	-	$-
Issuance of broker warrants	258,790	17,191	1,021,300	72,050
Issuance of warrants	-		4,066,997	277,857
Exercised	(566,160)	(40,730)	-	-
Expired	(236,250)	(16,365)	-	-
Balance, end of period	4,544,677	$310,003	5,088,297	$349,907

At December 31, 2010, the following warrants are outstanding:

Number of common shares under warrant	Exercise price per common share	Expiry date

218,890*	$0.20	March 10, 2011
4,066,997	$0.20	March 10, 2011
258,790*	$0.30	December 30, 2011
4,544,677

*-denotes broker warrants

The weighted average life of the warrants is 0.24 years.

See note 11 ‘Subsequent Events’ for additional information.

Edge Resources Inc.
Notes to the Interim Financial Statements
December 31, 2010
(Unaudited – See Notice to Reader)

6. SHARE CAPITAL (continued)

e) Warrants (continued)

The fair value of warrants is estimated using a Black Scholes option pricing model with the following weighted average assumptions:

	Nine months ended December 31, 2010	Year ended March 31, 2010
		(broker warrants)
Risk free interest rate	3.0%	1.14%
Expected dividend rate	0%	0%
Expected stock price volatility	67%	60%
Expected life (years)	1 year	1 year
Weighted-average grant-date fair value per share of options granted	$0.06	$0.07

f) Contributed surplus

	Nine months ended December 31, 2010	Year ended March 31, 2010

Balance, beginning of period	$553,089	$60,000
Stock-based compensation	147,755	493,089
Expired warrants	16,363	-
Balance, end of period	$717,207	$553,089

g) Loss per share

Basic per share calculations are based on the weighted average number of common shares outstanding during the period. For the period ended December 31, 2010, 3,050,000 (March 31, 2010 – 3,500,000) options and 4,544,677 (March 31, 2010 - 5,088,297) warrants have been excluded from the diluted loss per share computation as they are anti-dilutive due to the Company being in a loss position.

7. COMMITMENTS

Except as disclosed elsewhere, the Company has the following commitments:

a) The Company signed a sub-lease for premises commencing August 1, 2010 and expiring June 29, 2012. The sub-lease calls for basic rent in the amount of $1,751 per month over the term of the lease with the first three months of occupancy free. The lease also requires the Company to pay their share of monthly operating costs. The future minimum lease payments, exclusive of occupancy costs are as follows:

2011 $21,012
2012 $10,506

A deferred lease inducement has been recorded in the amount of $6,129 and is being amortized at a rate of $231 on a monthly basis against rental expense which is included in general and administration on the income statement.

Edge Resources Inc.
Notes to the Interim Financial Statements
December 31, 2010
(Unaudited – See Notice to Reader)

7. COMMITMENTS (continued)

b)
The Company has entered into a drilling commitment whereby the Company must drill seven wells prior to March 31, 2011. For each well not spudded by this date, a $25,000 per well penalty will apply. In addition, a $1,500 per month per well penalty will be assessed against the Company for each well not brought onto production. The Company has 3 commitment wells remaining to be drilled prior to March 31, 2011, subject to surface access and rig availability.

c)
The Company has entered into a drilling commitment whereby the Company must drill four wells with the fourth well spud date being no later than February. Should these wells not be completed in the allotted timeframe, the Company will forfeit its working interest in these wells and may have to pay $150,000 in liquidated damages. The Company has 2 commitment wells remaining to be drilled prior to March 31, 2011, subject to surface access and rig availability.

d)
The Company has entered into a drilling commitment whereby the Company must drill five wells prior to March 31, 2011. Should these wells not be completed in the allotted timeframe, the Company will forfeit its working interest in these wells and may have to pay $25,000 in liquidated damages per well, subject to surface access and rig availability.

e)
The Company entered into various equipment leases for twelve months at an aggregate monthly cost of $24,700. The Company has the option to purchase all or some of the equipment at the end of the lease term. Should the Company choose to purchase all of the equipment, the aggregate cost is $986,190.

f)
In the ordinary course of business, the Company enters into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, operating agreements, leasing agreements, asset use agreements, industry farm-out agreements, etc. In such contracts, the Company may indemnify counter-parties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

g)
Under the terms of certain agreements and the Company’s by-laws the Company indemnifies individuals who have acted at the Company’s request to be a director and/or officer of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individuals as a result of their service. The claims covered by such indemnifications are subject to statutory and other legal limitation periods. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiaries of such indemnification agreements.

8. CONTINGENCIES

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. Any changes in these estimates will affect future earnings.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company’s cash provided by operating activities. Although the ultimate impact of these matters on operations cannot be determined at this time, it could be material for any one quarter or year.

Edge Resources Inc.
Notes to the Interim Financial Statements
December 31, 2010
(Unaudited – See Notice to Reader)

9. FINANCIAL INSTRUMENTS

The Company holds various forms of financial instruments. The nature of these instruments and the Company’s operation expose the Company to commodity price risk, credit risk, liquidity risk, and market risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

a) Commodity Price Risk

The Company is subject to commodity price risk for the delivery of oil and natural gas. The Company may manage and minimize the risk by entering into various joint ventures with sub-participants. As at December 31, 2010, the Company has not entered into any future commodity price contracts.

b) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss. The Company manages their accounts receivable risk by attempting to deal with reputable partners and by collecting their accounts receivable on a timely basis. A significant portion of the Company’s cash is held with the same financial institution, and as such, the Company is exposed to concentration of credit risk. The Company maintains a deposit held by a single counterparty which is a crown corporation.

The Company has funded 100% of the costs to drill and complete certain wells. However, the Company has encountered an unusual delay which has prevented the Company from informing joint venture partners of costs that must be repaid to the Company. Currently, $279,365 is included in accounts receivable representing a weighted average working interest of 72% which is not controlled by the Company. Once the joint venture partners are informed of their portion, they may elect to go penalty on their working interest. As such, there is no guarantee that this amount will be collected. Any parties electing to go penalty on their working interest would result in their working interest being transferred to the Company until certain conditions are met.

c) Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash and cash equivalents. The Company’s cash and cash equivalents are invested in interest bearing business accounts that are available on demand. At December 31, 2010 the Company’s financial liabilities were comprised of accounts payable and accrued liabilities as well as notes payable which have a maturity of less than one year.

d) Market Risk

The Company is subject to normal market risks including fluctuations in interest rates on its cash and cash equivalents. While the Company manages its operations in order to minimize exposure to these risks, the Company has not entered into any derivatives or contracts to hedge or otherwise mitigate this exposure.

Edge Resources Inc.
Notes to the Interim Financial Statements
December 31, 2010
(Unaudited – See Notice to Reader)

9. FINANCIAL INSTRUMENTS (continued)

e) Fair Value of Financial Instruments

The methods and assumptions used to develop fair value measurements for those financial instruments carried at fair value in the balance sheet have been prioritized into three levels of a fair value hierarchy included in Section 3862 of the CICA Handbook. Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities, level two includes inputs that are observable other than quoted prices included in level one and level three includes inputs that are not based on observable market data. The Company’s cash and cash equivalents is a level one fair value measurement. The fair values of financial instruments consisting of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities and notes payable approximate their carrying values due to their short-term nature.

10. RELATED PARTY TRANSACTIONS

The majority of the management team is contracted under consulting agreements. Except as disclosed elsewhere, the Company had the following transactions with related parties:

a)
For the nine months ended December 31, 2010, the Company incurred $147,750 (2009 - $107,912) in management and engineering consulting fees from a private company in which a director and officer of the Company is the principal shareholder. Of these fees $91,558 (2009 - $87,538) has been capitalized to property and equipment with the remaining $56,192 (2009 - $20,374) included in consulting and professional fees on the statement of operations. Accounts payable and accrued liabilities as at December 31, 2010 includes $17,775 with respect to these fees.

b)
For the nine months ended December 31, 2010, the Company incurred $3,500 (2009 - $33,000) in management and accounting consulting fees from a private company in which a former director and officer of the Company is the principal shareholder. These fees have been included in consulting and professional fees on the statement of operations. The director and officer resigned in May 2010.

c)
For the nine months ended December 31, 2010, the Company incurred $27,900 (2009 - $nil) in management and accounting consulting fees from a private company in which an officer of the Company is the principal shareholder. These fees have been included in consulting and professional fees on the statement of operations. Accounts payable and accrued liabilities as at December 31, 2010 includes $2,730 with respect to these fees.

d)
For the nine months ended December 31, 2010, the Company incurred $nil (2009 - $20,000) in consulting fees from a private company in which a director of the Company is the principal shareholder. These fees were in regards to investor relations expenses and have been included in general and administrative expenses on the statement of operations.

e)
For the nine months ended December 31, 2010, the Company incurred $49,493 (2009 - $46,892) in legal fees from a law firm in which a director of the Company is a partner. These fees have been included in consulting and professional fees on the statement of operations. Accounts payable and accrued liabilities as at December 31, 2010 includes $2,321 with respect to these fees.

f)
For the nine months ended December 31, 2010, the Company incurred $nil (2009 - $19,000) in fees from a former director of the Company. These fees were for time spent on various projects and serving on certain committees. These fees have been included in consulting and professional fees on the statement of operations.

Edge Resources Inc.
Notes to the Interim Financial Statements
December 31, 2010
(Unaudited – See Notice to Reader)

10. RELATED PARTY TRANSACTIONS (continued)

g)
For the nine months ended December 31, 2010, the Company incurred $5,737 (2009 - $65,826) in office and rental fees from a company formerly related by virtue of a common director. These fees have been included in general and administrative expenditures. The director resigned as a board member of the third party effective May 1, 2010.

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties.

11. SUBSEQUENT EVENTS

On January 17, 2011 the Company closed a private placement consisting of 2,984,545 common shares of the Company at a price of $0.22 per share for gross proceeds of $656,600. The Company agreed to pay a finders’ fee to eligible persons in the amount of $45,962 and 208,918 finders’ warrants, with each finders’ warrant exercisable into one Common Share for $0.30 for a period of one year from the date of issuance.

On January 31, 2011 the Company closed a private placement consisting of 1,078,163 Units of the Company at a price of $0.38 per Unit for gross proceeds of $409,702. Each Unit consists of one flow- through share of the Company and one purchase warrant. Each warrant is exercisable into one Common Share for $0.40 for a period of one year from the date of issuance. The Company agreed to pay a finders’ fee to eligible persons in the amount of $24,150 and 63,553 finders’ warrants, with each finders’ warrant exercisable into one Common Share for $0.40 for a period of one year from the date of issuance.

On February 17, 2011 the Company closed a private placement consisting of 333,200 units of the Company at a purchase price of $0.38 per unit for gross proceeds of $126,616, each unit consisting of one common share of the Company to be issued on a “flow through” basis and one purchase warrant exercisable into one Common Share upon payment of $0.40 per share for a period of one year from the date of issuance. Additionally, the Company issued 4,300,000 units of the Company at a purchase price of $0.32 per unit for gross proceeds of $1,376,000, each unit consisting of one common share of the Company (each a “Common Share”) and one-half of one purchase warrant, with each whole warrant exercisable into one Common Share upon payment of $0.385 per share for a period of one year from the date of issuance. The Company has agreed to pay a finders’ fee to eligible persons in the aggregate amount of $64,152 and 202,051 finders warrants, with 183,627 of the finders warrants exercisable into one Common Share upon payment of $0.385 per share for a period of one year from the date of issuance and 18,424 of the finders warrants exercisable into one Common Share upon payment of $0.40 per share for a period of one year from the date of issuance.

On February 1, 2011 the Company granted 1,000,000 stock options with an exercise price of $0.30 per share and 200,000 options with an exercise price of $0.36 per share. Both grants are for a period of five years, and vest one quarter immediately and one quarter on each of the three successive grant date anniversaries.

On February 4, 2011 the Company completed an acquisition of certain producing, conventional oil and gas assets in Southern Alberta for $5.1 million. The Company entered into a credit facility agreement with a Canadian chartered bank for $4.5 million of which $4.0 million was utilized to finance the acquisition.

Additionally, on February 4, 2011 the Company commenced production at its newly constructed, 100% owned and operated natural gas production facility.